UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Veeva Systems Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

922475108
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS Mark Armenante
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,144,488(1)
	6.	SHARED VOTING POWER 1,293,412(1)(2)
	7.	SOLE DISPOSITIVE POWER 5,144,488 (1)
	8.	SHARED DISPOSITIVE POWER 1,293,412(1)(2)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,437,900(1)(2)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.7(1)(2)(3)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, which occurs after the closing of the IPO, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.
(2)	Includes (i) 550,906 shares of Class A Common Stock held by the Christina E. Armenante Trust 2000 dated July 14, 2000, (ii) 544,906 shares of Class A Common Stock held by the Andrew M. Armenante Trust 2000 dated July 14, 2000 and (iii) 197,600 shares of Class A Common Stock held by the Armenante Family Trust 2000 dated July 14, 2000.
(3)	The percentage in row 11 assumes the conversion of all Class B Common Stock. Based on 103,490,025 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in row 11 would equal 5.9%.

Item 1(a).	Name of Issuer:
Veeva Systems Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
4280 Hacienda Drive Pleasanton, CA 94588

Item 2(a).	Name of Person Filing:
Mark Armenante
Item 2(b).	Address of Principal Business Office or, if none, Residence:
c/o Veeva Systems Inc. 4280 Hacienda Drive Pleasanton, CA 94588
Item 2(c).	Citizenship:
USA
Item 2(d).	Title of Class of Securities:
Class A Common Stock
Item 2(e).	CUSIP Number:
922475108
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Not applicable

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 6,437,900 shares (1)(2)

(b)	Percent of class: 4.7%(1)(2)(3)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 5,144,488 shares

(ii)	Shared power to vote or to direct the vote: 1,293,412 shares

(iii)	Sole power to dispose or to direct the disposition of: 5,144,488 shares

(iv)	Shared power to dispose or to direct the disposition of: 1,293,412 shares

(1)	Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock and has no expiration date. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, which occurs after the closing of the IPO, except for certain permitted transfers described in, and transfers to any "permitted transferee" as defined in, the Issuer's restated certificate of incorporation. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock or (b) October 15, 2023.
(2)	Includes (i) 550,906 shares of Class A Common Stock held by the Christina E. Armenante Trust 2000 dated July 14, 2000, (ii) 544,906 shares of Class A Common Stock held by the Andrew M. Armenante Trust 2000 dated July 14, 2000 and (iii) 197,600 shares of Class A Common Stock held by the Armenante Family Trust 2000 dated July 14, 2000.
(3)	The percentage in Item 4(b) assumes the conversion of all Class B Common Stock. Based on 103,490,025 shares of Class A Common Stock outstanding as of December 31, 2016, as reported by the Issuer to the Reporting Person, and in the event that only the Reporting Person’s shares were converted into Class A Common Stock, the percentage in Item 4(b) would equal 5.9%.

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following. ☐
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable
Item 8.	Identification and Classification of Members of the Group:
Not applicable
Item 9.	Notice of Dissolution of Group:
Not applicable
Item 10.	Certifications:
Not applicable
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2017

By:	/s/ Mark Armenante

Name:	Mark Armenante

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, Provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(see 18 U.S.C. 1001).